Exhibit 99.1

Guardforce AI Announces Pricing of $10.3 Million Private Placement

NEW YORK, NY / ACCESSWIRE / January 18, 2022 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ:GFAI) (NASDAQ:GFAIW), an integrated security solutions provider, today announced that it entered into a securities purchase agreement with certain institutional investors to purchase approximately $10.3 million worth of its ordinary shares and warrants in a private placement.

Under the terms of the securities purchase agreement, the Company has agreed to sell 7,919,997 ordinary shares and warrants to purchase 11,879,993 ordinary shares. The warrants will be exercisable immediately upon the date of issuance and have an exercise price of $1.30 per share. The warrants will expire five years from the date of issuance. The purchase price for one ordinary share and one and one-half corresponding warrant will be $1.30. The warrants are subject to standard full ratchet anti-dilution provisions and with respect to any subsequent equity sale that is deemed a dilutive issuance, the warrants will be subject to a floor price of $0.238 per share. The gross proceeds to the Company from the private placement are estimated to be approximately $10.3 million before deducting the placement agent’s fees and other estimated offering expenses. The offering is expected to close on or about January 20, 2022, subject to the satisfaction of customary closing conditions.

The Company intends to use the net proceeds from the private placement for acquisitions and partnerships, investments in technology and expanding corporate infrastructure and for general working capital and administrative purposes.

EF Hutton, division of Benchmark Investments, LLC, is acting as exclusive placement agent for the offering.

The ordinary shares and warrants described above have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (SEC) or an applicable exemption from such registration requirements. The securities were offered only to accredited investors. Pursuant to a registration rights agreement with the investors, the Company has agreed to file one or more registration statements with the SEC covering the resale of the ordinary shares and the shares issuable upon exercise of the warrants.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Guardforce AI Co., Ltd.

Guardforce AI Co. Ltd. (NASDAQ:GFAI)(NASDAQ:GFAIW) is a leading integrated security solutions provider that is trusted to protect and transport the high-value assets of public and private sector organizations. Developing and introducing innovative technologies that enhance safety and protection, Guardforce AI helps clients adopt new technologies and operate safely as the Asia Pacific business landscape evolves.

For more information, visit www.guardforce.ai

Forward-Looking Statements

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the SEC. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Media Relations

Patrick Yu

Email: patrick.yu@fleishman.com

Phone: (+852) 2586-7877

Investor Relations

Shannon Devine

Email: GFAI@mzgroup.us

Phone: +1 203-741-8811

Guardforce AI Corporate Communications

Yu Hu

Email : yu.hu@guardforceai.com